

December 10, 2010

Tiak Koon Loh
Chief Executive Officer
HiSoft Technology International Limited
33 Lixian Street
Qixianling Industrial Base
Hi-Tech Zone, Dalian 116023
People's Republic of China

> **Re:** **HiSoft Technology International Limited**
> **Registration Statement on Form F-1**
> **Filed November 22, 2010**
> **File No. 333-170752**

Dear Mr. Loh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Taxation, page 161

Cayman Islands Taxation, page 161

1.   Please revise throughout this subsection of the prospectus to specifically state that the conclusion regarding the tax consequences expressed in the prospectus regarding Caymans Islands law represents the opinion of Cayman legal counsel, Conyers Dill & Pearman.

People's Republic of China Taxation, page 161

2.   Please revise throughout this subsection of the prospectus to specifically state that the conclusion regarding the tax consequences expressed in the prospectus regarding Chinese law represents the opinion of PRC legal counsel, Fangda Partners.

Material United States Federal Income Tax Considerations, page 162

3.   Please revise throughout this subsection of the prospectus to specifically state that the conclusion regarding the tax consequences expressed in the prospectus regarding U.S. federal tax law represents the opinion of United States federal tax counsel, Simpson Thacher & Bartlett LLP.

Exhibit 8.1 Tax Opinion

4.   We note that your tax opinion is currently in the form of a short-form opinion. When a short-form opinion is used, it is not acceptable to state that the statements made in the tax section of the prospectus constitute "accurate summaries" because counsel appears only to be addressing the "fairness" or "accuracy" of the prospectus disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. In a short-form opinion, the tax discussion in the prospectus is counsel's tax opinion and the Exhibit 8.1 tax opinion pursuant to Item 601(b)(8) of Regulation S-K merely confirms this. Please have counsel revise this opinion accordingly.

Tax Opinions

5.   With respect to the opinions of each of the three legal counsels, please expand the consents to include the "quotations or summarizations" of the legal conclusions regarding the tax consequences of the transaction set forth in the applicable section of the prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Leiming Chen, Esq.